** CONFIDENTIAL TREATMENT REQUESTED BY DOUGLAS ELLIMAN INC.

PURSUANT TO CFR SECTION 200.83 **

October 21, 2021

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Patrick Costello

Wilson Lee

Pamela Long

Peter McPhun

Re:	Douglas Elliman Inc.

Amendment No. 1 to Draft Registration Statement on Form 10

Confidentially Submitted on September 30, 2021

CIK No. 0001878897

Ladies and Gentlemen:

This letter responds to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated October 13, 2021, regarding Amendment No. 1 to the Registration Statement on Form 10 of Douglas Elliman Inc. (the “Company”) confidentially submitted by the Company on September 30, 2021. The Company’s response to the comment letter follows.

Registration Statement on Form 10

Draft Information Statement, Exhibit 99.1

Our Company, page 2

1.

Further to our prior comment 1, the presentation of information about your company under the headings “Real Estate Services” and “Real Estate Technology” and the prominence of the graphic on page 4 may suggest to investors that these are separate, revenue-generating lines of business or operations. Please revise to address whether Real Estate Technology is actually a separate revenue-generating line of business, or is instead a resource that is used in your real estate services business. As requested in prior comment 1, please also address the relative materiality of these

** CONFIDENTIAL TREATMENT REQUESTED BY DOUGLAS ELLIMAN INC.

PURSUANT TO CFR SECTION 200.83 **

two items to the company’s financial position and operations by providing appropriate comparable quantitative and narrative information. In this regard, we note disclosure in the summary under “Real Estate Technology” that you have invested $6.3 million in PropTech companies, but no disclosure similar to your statement in response to comment 2 that as of June 30, 2021, the company had approximately $525 million in total assets. We also note disclosure in MD&A that approximately 95% of revenues are attributable to commissions and other brokerage income, which we assume is included in “Real Estate Services.”

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4-8 and 53-57 of the Information Statement to distinguish more fully between the Company’s core revenue generative real estate services business and its PropTech investment business. As noted on pages 8 and 57 of the Information Statement, the Company has not recognized revenue from its investments and does not anticipate recognizing revenue from these non-controlling PropTech investments. However, the Company targets earning an attractive rate of return from the capital appreciation of its PropTech investments.

Real Estate Technology, page 4

2.

We note your response to our prior comment 1. On page 6, you state that “Other than the funds in which New Valley Ventures invests as a limited partner, all of these companies currently provide technology or services to Douglas Elliman, or Douglas Elliman anticipates using such technology or services in the near future”. Please limit your disclosure and graphic to those companies whose technology and services you currently use and those in which you are currently invested. If you wish to disclose other companies with whom you anticipate obtaining technology and services from in the future, describe the current status of any negotiations or arrangements you have with them and clarify that there can be no assurance you will actually be able to obtain those services or technology.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 7-8 and 56-57 of the Information Statement and the graphic on pages 6 and 55 of the Information Statement to limit our description of our PropTech tools and investments to those that are currently providing technology services or are current investments.

Exclusive Jurisdiction of Certain Actions, page 118

3.

We note your response to our prior comment 7, and disclosure on page 119 that United States federal district courts will be the exclusive forum for claims arising under the Securities Act. Please revise your disclosure regarding your exclusive forum provision to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Additionally, if your

** CONFIDENTIAL TREATMENT REQUESTED BY DOUGLAS ELLIMAN INC.

PURSUANT TO CFR SECTION 200.83 **

exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 47-48 and 122-123 of the Information Statement to describe with greater specificity the exclusive forum provision and to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

* * * * * *

** CONFIDENTIAL TREATMENT REQUESTED BY DOUGLAS ELLIMAN INC.

PURSUANT TO CFR SECTION 200.83 **

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Robert W. Downes at (212) 558-4312.

Sincerely,

/s/ J. Bryant Kirkland III

J. Bryant Kirkland III
Chief Financial Officer

cc:	Robert W. Downes, Esq., Sullivan & Cromwell LLP

John Gordon, Deloitte & Touche LLP